UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 3)*

Sonendo, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

835431107
(CUSIP Number)

November 14, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ X ] Rule 13d-1(b)
       [     ] Rule 13d-1(c)
       [     ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 835431107

13G

Page 2 of 7 Pages
1.
NAMES OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Pura Vida Investments, LLC

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)

(a) [    ]
(b) [ x ]
3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5.
SOLE VOTING POWER

 0

6.
SHARED VOTING POWER

7,276,503*

7.
SOLE DISPOSITIVE POWER

 0

8.
SHARED DISPOSITIVE POWER

7,276,503*
9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 7,276,503*

10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [  ]


11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

 9.99%**

12.
TYPE OF REPORTING PERSON (see instructions)

 IA







CUSIP No. 835431107

13G

Page 3 of 7 Pages
1.
NAMES OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Efrem Kamen

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)

(a) [    ]
(b) [ x ]
3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION
 USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5.
SOLE VOTING POWER

 0

6.
SHARED VOTING POWER

7,276,503*

7.
SOLE DISPOSITIVE POWER

 0

8.
SHARED DISPOSITIVE POWER

  7,276,503*
9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,276,503*

10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [  ]


11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%**

12.
TYPE OF REPORTING PERSON (see instructions)

 IN, HC









CUSIP No. 835431107

13G

Page 4 of 7 Pages
Item 1.

(a)
Name of Issuer

Sonendo, Inc.




(b)
Address of Issuer s Principal Executive Offices

26061 Merit Circle, Suite 102, Laguna Hills, CA 92653
Item 2.

(a)
Name of Person Filing

Pura Vida Investments, LLC
Efrem Kamen
(collectively, the "Reporting Persons").




(b)
The address of the principal place of the Reporting Persons is located at:

Pura Vida Investments, LLC
545 West 25th Street, 19th Floor
New York, NY 10001




(c)
 For citizenship of the Reporting Persons, see Item 4 of the cover sheet for each Reporting Person.





(d)
Title of Class of Securities

Common Stock, $0.001 par value per share




(e)
CUSIP Number

835431107
Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


(a)
[  ]
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).





(b)
[  ]
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).





(c)
[  ]
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).





(d)
[  ]
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).



(e)
[x]
An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);





(f)
[  ]
An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)
(ii)(F);





(g)
[  ]
A parent holding company or control person in accordance with Rule 13d-1(b)(1)
(ii)(G);



(h)
[  ]
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);






(i)
[  ]
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);





(j)
[  ]
Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
CUSIP No. 835431107

13G

Page 5 of 7 Pages
Item 4. Ownership.

(a) Amount beneficially owned:

Pura Vida Investments LLC 7,276,503*shares
Efrem Kamen 7,276,503* shares

(b) Percent of class:

Pura Vida Investments LLC 9.99%**
Efrem Kamen 9.99%**

(c) Number of shares as to which the person has:

       (i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote:

Pura Vida Investments LLC 7,276,503* shares
Efrem Kamen 7,276,503* shares

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of:

Pura Vida Investments, LLC 7,276,503* shares
Efrem Kamen 7,276,503* shares

*Shares reported herein are owned by Pura Vida Master Fund, Ltd. (the "Pura Vida Master Fund"), Pura Vida X Fund LP (the "Pura Vida X Fund) and certain separately managed accounts (the "Managed Accounts," collectively the "Client Accounts"). Pura Vida Investments, LLC ("PVI") or its affiliate and relying adviser, Pura Vida Pro, LLC ("PVP"), serve as the investment manager to the Client Accounts. Efrem Kamen serves as the Managing Member of PVI and PVP.
By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the shares owned directly by the Client Accounts. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of the Reporting Persons pecuniary interest therein, if any. As of the date of this filing, shares reported herein for the Reporting Persons include (1) 4,145,336 shares of Common Stock of the Issuer outstanding and (2) pre-funded warrants to acquire up to 3,131,167 shares of Common Stock of the Issuer.

**The percentages herein are calculated based upon (1) 72,837,868 shares of Common Stock of the Issuer outstanding per the Issuers Form 10-Q filed with the Securities and Exchange Commission on August 7, 2024 and (2) 3,131,167 shares of Common Stock of the Issuer issuable upon exercise of warrants owned by the Reporting Persons, which have been added to the total shares of Common Stock of the Issuer outstanding pursuant to Rule 12d-3(d)(3) under the Act. CUSIP No. 835431107

13G

Page 6 of 7 Pages
Item 5. Ownership of Five Percent or Less of a Class.

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

Exhibit A Joint Filing Agreement.


SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024


Pura Vida Investments, LLC

By: /s/ Efrem Kamen, Managing Member





CUSIP No. 835431107

13G

Page 7 of 7 Pages
EXHIBIT A
AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G
 (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of the securities of any issuer until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint Pura Vida Investments, LLC, a limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint
Filing of Statement on Schedule 13D or 13G.

Dated: November 14, 2024


Pura Vida Investments, LLC

By: /s/ Efrem Kamen, Managing Member